SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

NEWENERGY ENTERPRISE MANAGEMENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE$.001 PER SHARE

(Title of Class of Securities)

None

(CUSIP Number)

Asher S. Levitsky, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York,  New York 10006; (212) 981-6767

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 5 Pages)

CUSIP No. None	13D	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WU Xiaohui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER 2,878,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,878,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.4%
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of NewEnergy Enterprise Management, Inc., a Delaware Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at Room 901, 3 Unit, Building No. 4, District No. 1 of Caihongcheng, 66 Guangcai Road, Fengtai District Beijing, China

Item 2. Identity and Background.

This statement is being filed by WU Xiaohui (the “Reporting Person”). Reporting Person is the Issuer’s chief executive officer and sole director.  Reporting Person’s principal occupation is an executive of Genesis Equity Partners,LLC and Geniusland International Capital, companies which provide services to Chinese companies seeking to enter the United States capital markets.  The Reporting Person’s business address is Room 901, 3 Unit, Building No. 4, District No. 1 of Caihongcheung, 66 Guangcai Road, Fengtai District, Beijing, China.

During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the organization of the Issuer, in September 2009, Reporting Person purchased the 2,878,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $100.00.  The source of funds for the purchase of these securities was through personal funds.

Item 4. Purpose of Transaction.

As described above, Reporting Person’s acquisition of these shares was made in connection with the organization of the Issuer.

Reporting Person is a party to a pre-incorporation agreement, dated March 20, 2009, by and among the Reporting Person, HHM International, Inc. (“HHM International”) and the Asher S. Levitsky P.C. Defined Benefit Plan (the “Levitsky Plan”), pursuant to which the Issuer’s common stock would be initially allocated 96% to Reporting Person and his designees, and 2% to each of HHM International and the Levitsky Plan, for which they paid nominal consideration. The Issuer is considered to be a shell company and, since it have no specific business purpose other than to merge with or acquire an unidentified company, it is considered to be a blank check company.   Until the Issuer completes the first acquisition and any financing in connection with or relating to the first acquisition, any shares of capital stock that are issued (including shares that are issued or issuable upon conversion of preferred stock or warrants or other convertible securities) shall reduce the percentage of the shares held by Reporting Person, with Reporting Person transferring from his shares such number of shares as is necessary so that the percentages are on the agreed-upon level.

Except as set forth in this Item 4, Reporting Person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of October 14, 2010, Reporting Person beneficially owned 2,878,000 shares or 94.4% of the Issuer’s common stock.  The Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1
Pre-Incorporation Agreement among WU Xiaohui, HHM International, Inc. and Asher S. Levitsky P.C. Defined Benefit Plan (filed as Exhibit 10.1 to the Issuer’s General Form for Registration of Securities on Form 10 filed with the Securities and Exchange Commission on September 23, 2009 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 14, 2010	By:	/s/ WU Xiaohui
WU Xiaohui